

February 24, 2014

Via E-mail
Mark A. Oliver
Chief Executive Officer
Midwest Holding Inc.
2900 South 70th Street, Suite 400
Lincoln, NE 68506

> **Re:** **Midwest Holding Inc.**
> **Registration Statement on Form S-4**
> **Filed February 11, 2014**
> **File No. 333-193881**

Dear Mr. Oliver:

We have limited our review of your registration statement to the issues we have addressed in the comments below.

General

1. It appears that you have reported operating losses for the previous two years. As such, you are required to provide audited financial statements for fiscal year 2013. Please amend your registration statement to provide updated audited financial statements for fiscal year 2013. We refer you to Topic 1220.3 of the Division's Financial Reporting Manual, available at the following location: http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.shtml.

Signatures

2. Please amend your registration statement to include the signature of your Principal Accounting Officer as required by Instruction 1 to the signatures section of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Reid A. Godbolt, Esq.
       Jones & Keller, P.C.